Filed Pursuant to Rule 424(b)(3)

File No. 333-274313

AXXES PRIVATE MARKETS FUND

Supplement dated July 21, 2025

to the Prospectus dated June 5, 2025

This supplement updates certain information contained in the Fund’s Prospectus dated June 5, 2025. You may obtain a copy of the Fund’s Prospectus free of charge, upon request, by calling 1-(877) 462-9937, accessing the Fund’s website at axxesfundsolutions.com, or by writing to the Fund at c/o Axxes Advisors LLC, 3011 Ponce de Leon Blvd, Suite 1420, Coral Gables, Florida 33134.

Terms used and not otherwise defined in this supplement shall have the same meanings as set forth in the Fund’s Prospectus.

Effective July 18, 2025, the Board of Trustees of the Fund approved the reduction of the Fund’s Minimum Offering Requirement from $10,000,000 to $5,000,000.

Please retain this supplement for future reference.